

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2011

Via E-mail

Mr. Tom Gurnee, CFO
Xinyuan Real Estate Co., Ltd.
27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People's Republic of China

> **Re:** **Xinyuan Real Estate Co., Ltd. File No. 1-33863**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 20, 2011**

Dear Mr. Gurnee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Revenues, page 65

1. In future filings, please quantify the impact that foreign exchange rate variances had on your annual sales for each period. See Item 5.A of the Form Instructions. Also, please give us a copy of your proposed disclosure.

Shandong Segment, page 80

2. In future filings, please disclose why this segment incurred a 2010 income tax expense which substantially exceeds its pre-tax loss (page F-52).

Status of Projects, page 81

3. In future filings, please expand this disclosure to clearly identify the segment that corresponds with each project. Further, please disclose the carrying value of each project so that investors can understand the extent to which each project comprises your $710.6 million "real estate property under development" balance.

Liquidity, page 90

4. Your cash management strategy has had a material impact on your operating results and liquidity and should be thoroughly discussed. It is not clear why you have decided to invest $296 million of your assets in cash given that your return on this asset approximates .9% whereas you are paying 5.1% to 15.6% on your $296 million debt (Notes 8-10). Also, the purpose of this cash reserve is unclear given that the significant increase in "real estate property under development" reflected on page F-3 is presumably expected to yield significant cash inflows in 2011 based on your page 94 disclosures. Further, given your substantial cash reserves, it is not clear why you executed the April 2010 $40 million Forum financing transaction, which carries an effective cost, including the warrants, exceeding 19% (Note 10). In future filings, please provide a disclosure that enables investors to understand the financial statement impact and the business reasons underlying your cash management strategy. See Section 501.13.d of the Financial Reporting Codification. In addition, please provide us with a disclosure addressing this issue as it applies to your December 31, 2010 financial statements. See Item 5.B.2 of the Form Instructions.

5. Please disclose in future filings why 2010 interest income decreased 7% whereas it appears that your average cash balance increased 25% during the period. Also, quantify the change in your average restricted and unrestricted cash balance between periods. Further, quantify the change in the weighted average interest rate earned on your cash deposits between periods. Disclose the proportion of your cash deposits that are non-interest bearing. Please show us your proposed disclosure.

6. We note on page F-12 that none of your deposits are covered by insurance. In order for us to fully understand the basis for your representation that you are "not exposed to any risks" on your cash accounts, please give us a list of the bank deposits that comprise the $296 million December 31, 2010 cash balance reported on page F-3. For each deposit, please identify the bank and quantify the dollar amount. Deposits with multiple branches and/or subsidiaries of the same bank may be aggregated.

Off--Balance Sheet Arrangements, page 93

7. Given that your mortgage guarantee periods "typically last for up to six to twelve months" after you deliver the related property, please explain to us why your $666.4 million of guaranteed customer debt substantially exceeds your 2010 $438.8 million real estate sales balance. Also, please tell us the amounts that you paid in each period to satisfy your guarantee obligations related to customer defaults. Such disclosure should also be provided in your future filings so that investors can better assess your risk of loss under these guarantees.

Item 11 Foreign Exchange Risk, page 113

8. In future filings, please provide a disclosure explaining the material impact that foreign currency translation gains had on your comprehensive income. It is not clear why there was a 22% impact in 2010 (page F-8). Also, please give us a copy of your proposed disclosure.

Changes in Internal Control over Financial Reporting, page 117

9. We note your disclosure that during the year you "did not implement any significant changes to [y]our internal controls that will materially affect, or are reasonably likely to materially affect, [y]our internal control over financial reporting." Please confirm to us and in future filings indicate, if true, that there were no changes in your internal control over financial reporting that occurred during the period covered by the report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting, page 117

10. We note that your management's conclusion regarding the effectiveness of your internal control over financial reporting is narrower than the definition quoted under this heading. Please confirm to us that your management's conclusion regarding the effectiveness of your internal control over financial reporting was commensurate in scope with the definition set forth in Rule 13a-15(f) and revise your disclosure accordingly in future filings.

Item 16C, page 119

11. We note the substantial increase in "audit-related fees" since 2008. Please describe for us the specific services included in this line item for 2010 and clarify for us how you determined that such amounts should not be characterized as "Audit fees". Such disclosure should also be provided in future filings pursuant to Item 16C(b) of the Form Instructions.

Parent Statement of Operations, page F-56

12. It is unclear why 2010 interest income increased significantly whereas the "Due from a subsidiary" account decreased by 20%. In future filings, please disclose, in part (a) of Note 21, the transaction(s) which generated this asset account. For example, it is not clear whether the Parent has a legally enforceable right to demand payment of the "Due from a subsidiary" balance. Further, it is not clear which subsidiary is the obligor and whether there are repayment terms and interest-bearing characteristics. The GAAP basis for characterizing this account as an asset should be clearly evident. Also, please give us a copy of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330, or in his absence, Dieter King, Staff Attorney, at (202) 551-3338, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief